Exhibit 99.78

VERSES

Former Microsoft Product Leader to Help Launch VERSES AI Developer Platform

Peter Provost to Build Developer Platforms Powered by Next-Gen AI

VANCOUVER, British Columbia, Dec. 08, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company”), a cognitive computing company specializing in next-generation of intelligent software systems, welcomes Peter Provost as VP of Product, Developer Platforms. Mr. Provost will lead the strategic development and enhancement of Genius™, VERSES’ Intelligence-as-a-Service platform, leveraging his experience in product engineering, leadership and deep understanding of the developer community.

Jason Fox, Chief Technology Officer at VERSES, said, “Peter brings with him nearly two decades of experience shipping developer platforms and tools at Microsoft in the Visual Studio and Azure teams. We're excited to welcome him to lead the developer experience for the Genius™ platform. Peter will take a leadership role in advancing our developer platforms, fostering creativity and driving forward VERSES’ mission to create a smarter world through the power of AI.”

Peter Provost brings a diverse background to VERSES, with over 18 years of experience at Microsoft, where he held key roles in engineering, product management, and leadership. Mr. Provost has demonstrated a commitment to developer-focused initiatives throughout his career. His expertise spans various domains, including enterprise systems, big data, IoT, launch strategies, and the software development life cycle. This breadth of experience aligns well with VERSES AI's vision for intelligent systems.

Mr. Provost received his BS in Computer Science from Colorado State University in 1994 and has been coding for over 40 years.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

On behalf of the Company
Gabriel René, Co-Founder & CEO, VERSES AI Inc. and Eric Holder, Director of Communications, VERSES AI Inc., press@verses.ai

Investor Relations Inquiries
U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us
Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca

Forward Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: that Mr. Provost will lead the strategic development and enhancement of Genius™; that Mr. Provost will leverage his experience in his role as VP of Product, Developer Platforms; that Mr. Provost will take a leadership role in advancing the Company’s developer platforms, fostering creativity and driving forward VERSES’ mission; and that Mr. Provost’s experience will well align with VERSES AI's vision for intelligent systems.

Such forward-looking statements are based on a number of assumptions of management, including, without limitation: that

the scope and responsibilities of Mr. Provost's role as VP of Product, Developer Platforms will not differ from management's current expectations; that Mr. Provost's ability to carry out the role of VP of Product, Developer Platforms will not differ from management's current expectations; that Mr. Provost's experience, knowledge and background will be successfully applicable to the role of VP of Product, Developer Platforms and VERSES' vision for intelligent systems; that Mr. Provost will be able to achieve the desired impact on the Company's development in his role of VP of Product, Developer Platforms; and that Mr. Provost will remain in the role of VP of Product, Developer Platforms long enough to achieve the desired impact on the Company's development.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: that the scope and responsibilities of Mr. Provost's role as VP of Product, Developer Platforms may change; that Mr. Provost may not be able to effectively carry out the role of VP of Product, Developer Platforms; that Mr. Provost's role as VP of Product, Developer Platforms will not have the desired impact on the Company's development; that Mr. Provost may not work well with the Company's other personnel; and that Mr. Provost may not remain in the role of VP of Product, Developer Platforms.

The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.